Lumeova, Inc.

ANNUAL REPORT

3801 Lake Boone Trl Ste. 440
Raleigh, NC
(910) 434-5775
https://lumeova.com/

This Annual Report is dated April 21, 2026.

BUSINESS

Lumeova, Inc. ("LUMEOVA," "Lumeova" or the "Company") was originally incorporated as a North Carolina Limited Liability Corporation on 05/16/2014, Lumeova, LLC. Lumeova, LLC converted to a Delaware Corporation, Lumeova, Inc. on 12/6/2016.

LUMEOVA, Inc is a B2B, fabless semiconductor company developing ultra-fast, wireless communication modules (WiRays®) for the consumer electronics and telecommunication infrastructure markets. LUMEOVA's anticipated customers can be electronic manufacturers for smart TVs, virtual reality gear, video streaming dongles and boxes, gaming consoles, mobile devices such as notebook computers, tablets and mobile phones, professional cameras, wireless routers and accesspoint, 5G/6G microcell infrastructure or Artificial Intelligence computers. We anticipate WiRays® to work side-by-side with WiFi and 5G/6G products and offer much faster and more secure connectivity for indoor applications. Any device that has WiFi feature inside, can potentially have WiRays® connectivity as well in the future.

At LUMEOVA, we're seeking to rewrite the rules of wireless connectivity by tapping into the vast optical spectrum. We're challenging traditional thinking by developing powerful optical transceiver technology (WiRays®) that can enable ultra-fast wireless communication. With patented products and innovative tech, we're aiming to offer fiber optic speeds without the fiber, potentially opening doors to new use cases and revolutionizing communication paradigms. Led by a team of industry-leading experts, WiRays® is being developed for high-volume, low-power mobile devices.

Our anticipated business model is to work with tier-1 ecosystem partners and focus on selling our high-tech products to established electronics OEM companies, which we believe could ensure widespread adoption across multiple market segments. We aim to bring our products to market and generate revenue in the next 12-24 months by enabling fiber optic speeds without the fiber, potentially revolutionizing modern connectivity.

LUMEOVA also has a consulting business which has generated revenue by offering high speed integrated circuits (IC) design services to a global semiconductor foundry.

Summary of LUMEOVA IP Porfolio

LUMEOVA has a portfolio of 27 US and European patents that have been issued or allowed and registered US and international trademarks for WiRays® as well as US trademark for LUMEOVA®.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2024 was $52,639 compared to $988,848 in fiscal year 2025.
The increase in revenue was due to new SBIR (Small Business Innovation) Grant from US NAVY for development of advanced photonics transmitter module, new contract from Mid-West Microelectronics Consortium (MMEC) for development of high frequency integrated circuits IP and increase in consulting engineering services.
Gross Profit
Gross Profit for fiscal year 2024 was $52,639 compared to $988,848 in fiscal year 2025.
The increase in Gross Profit in 2025 was due to increase in consulting services demand, increase in revenue from government SBIR grant and new contract from MMEC.
Expenses
Expenses for fiscal year 2024 were $678,276 compared to $1,039,314 in fiscal year 2025.

The increase in Total Operating Expenses in 2025 was due to increase in number of projects and increase in R&D spending for Companys' new photonics products.

Historical results and cash flows:

The Company is currently in the research and development transitioning to the commercialization stage and pre-product-revenue stage. The Company has generated revenue from grants and consulting services in prior years. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is focusing on new product development to enable future product revenue streams. Past cash was primarily generated through revenues from consulting & contracting services, government grants, and university grants. Our goal is to launch new photonics products to market and generate growth from the sale of new products. The Company plans to apply for government grants to support research and development of its new products. There are no guarantees that the Company will receive any funding from such grant applications. The Company may also continue its consulting and contracting services to generate cash required for continued development, operation, sales, and marketing of its new products as well as to invest in its intellectual property assets.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $11,586.

Debt

$35,314

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mohammad A. Khatibzadeh

 Mohammad A. Khatibzadeh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chairman of Board, Chief Executive Officer
• Dates of Service: May 2014 — Present
• Responsibilities: Dr. M. Ali Khatibzadeh is the Founder and CEO of LUMEOVA. Dr. M Ali Khatibzadeh currently receives salary compensation of $330,750 per year for this role. In addition to the Chairman and CEO roles, Dr. M Ali Khatibzadeh will be providing Form C sign-off as the Company's Principal Accounting Officer.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Mohammad A. Khatibzadeh
Amount and nature of Beneficial ownership: 16,000,000
Percent of class: 96%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 24,770,346
Outstanding: 19,248,469
Voting Rights: One vote per share. Please see Voting Rights of Securities Sold in this Offering.
Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy and Power. Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, in the CEO's absolute, sole and binding discretion, (i) vote all Securities at every annual, special, continued or adjourned meeting of the stockholders of the Company, (ii) express consent or dissent with respect to Company action in writing without a meeting, (iii) give and receive notices and communications, (iv) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (v) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing, and (vi) execute on behalf of Subscriber any customary agreements requested or required of owners of Securities by investors in future financing transactions of the Company. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. If for any reason the proxy and power granted pursuant to this Section shall be determined invalid or unenforceable or if such proxy and power is not exercised with respect to any or all of the Securities owned by the Subscriber, the Subscriber agrees, with respect to the Securities: (a) to vote all the Securities not covered by such proxy and power on all matters as to which the Securities is entitled to vote at a meeting of the stockholders of the Company; and (b) to express consent or dissent to Company action in writing without a meeting on the Securities not covered by such proxy and power, in either case, in the manner as shall be determined in the CEO's absolute, sole and binding discretion. Subscriber agrees to refrain from taking any action in contravention of all of the foregoing provisions of this Section. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, this Voting Proxy and Power will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,580,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,010,000 shares to be issued pursuant to stock options agreements, reserved but unissued.

*In order to (i) accommodate in-process new additions to the Company's Board of Advisors and (ii) incentivize planned new hires in the Company's operating plans, the Company has expanded its total option pool to 4,029,610, which now includes 1,439,610 reserved and unissued shares to be issued pursuant to future stock options agreements. This pool of 1,439,610 reserved and unissued options is not factored into the total amount of outstanding shares.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate

an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational WiRays(R) product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our photonics modules. Delays or cost overruns in the development of our WiRays(R) photonics modules and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we

must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

LUMEOVA, Inc was formed on December 13, 2016 from conversion of LUMEOVA, LLC which was formed on May 16, 2014 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LUMEOVA, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no product revenue. If you are investing in our company, it's because you think that Company products including WiRays(R) & photonics products is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit from the sale of products and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company.

Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company currently owns two trademarks, 20 patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with

these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Exposure to Radio Waves
As with other types of wireless communication products, the Company's products utilize radio energy in the optical spectrum for communication purposes. While the Company makes efforts to make its products safe, exposure to high intensity radio waves due to improper use or implementation by its customers or consumers can cause harm to customers and result in liability for the manufacturer or provider.

Market Conditions
The market for Company's products and services can be negatively impacted by factors not controlled by the Company including but not limited to global geo-political factors, pandemics, overall economic and market conditions.

The CEO of Lumeova, Mohammad-Ali Khatibzadeh, served as CEO of a prior company that underwent bankruptcy proceedings.
Mohammad-Ali Khatibzadeh previously served as CEO of a company, TranSwitch Corporation, that underwent bankruptcy proceedings in 2013. Mr. Khatibzadeh was hired in December 2009 as TranSwitch's CEO to turn the company around. At the time of joining at which time, TranSwitch was already experiencing financial strains due to its fast declining revenue from legacy telecommunication infrastructure products and low cash levels. Despite raising capital and executing substantial reduction in operating expenses during 2010-2013, the company had to file for bankruptcy in 2013. Mr. Khatibzadeh was owed unpaid salary and benefits compensation as a result of the bankruptcy filing. Please review and evaluate every investment opportunity carefully prior to making an investment decision.

Custom Risk Factors for LUMEOVA
Please see attached document for Custom Risk Factors

Inter-Operability Risk
The Company envisions its WiRays(R) products to work with WiFi and 5G/6G products in the future. This requires collaboration with third-party companies and standardization bodies for successful outcome. While the Company will make efforts towards this end, such third-party companies and standardization bodies may or may not collaborate with the Company and there is no guarantee of a successful outcome.

Geo-Political and Other Global Risk Factors
The market for Company's products and services can be negatively impacted by factors not controlled by the Company including but not limited to global geo-political factors, pandemics, overall economic and market conditions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Lumeova, Inc.
By /s/ *Mohammad A. Khatibzadeh*

Title: CEO and Chairman

By /s/ *Mohammad A. Khatibzadeh*

Name: Mohammad A. Khatibzadeh
Title: CEO and Chairman

By /s/ *Mohammad A. Khatibzadeh*

Name: Mohammad A. Khatibzadeh
Title: CEO and Chairman

Exhibit A
FINANCIAL STATEMENTS

Profit and Loss

LUMEOVA

January 1, 2024-December 31, 2025

	2024	2025	TOTAL
Income			
4100 Grant Income		402,185.50	402,185.50
Services	52,639.00	586,663.00	639,302.00
Total for Income	**52,639.00**	**988,848.50**	**$1,041,487.50**
Gross Profit	**52,639.00**	**988,848.50**	**$1,041,487.50**
Expenses			
6000 RESEARCH & DEVELOPMENT EXPENSES			
6100 DIRECT EXPENSES			
6110 Direct Labor	253,819.68	562,573.76	816,393.44
6150 Direct Materials	23,508.65	22,049.33	45,557.98
6155 Direct Shipping & Delivery		592.57	592.57
6190 Contract Labor - Direct	3,400.00	49,875.00	53,275.00
Total for 6100 DIRECT EXPENSES	**280,728.33**	**635,090.66**	**$915,818.99**
6160 Direct Travel		1,415.49	$1,415.49
6162 Lodging		494.67	494.67
6164 Parking, Taxi, Tolls		6.00	6.00
Total for 6160 Direct Travel		**1,916.16**	**$1,916.16**
Total for 6000 RESEARCH & DEVELOPMENT EXPENSES	**280,728.33**	**637,006.82**	**$917,735.15**
6400 PAYROLL FRINGE EXPENSE			
6410 Payroll Tax Expense	20,584.70	37,466.35	58,051.05
6415 Paid Time Off	2,350.06	13,912.45	16,262.51
6425 Employee Benefits	26,724.66	17,457.09	44,181.75
Total for 6400 PAYROLL FRINGE EXPENSE	**49,659.42**	**68,835.89**	**$118,495.31**
7000 GENERAL & ADMIN EXPENSES			
7010 Indirect Labor	239.94	434.78	674.72
7023 Accounting Services	6,350.00	12,025.00	18,375.00
7024 Bank Charges	643.00	456.57	1,099.57
7025 Outside Services	194,631.51	143,538.30	338,169.81
7026 Payroll Service	4,245.63	12,800.75	17,046.38
7030 Lab Supplies&Equipment-Indirect	535.99	3,096.98	3,632.97
7040 Office Supplies	382.32	454.22	836.54
7045 Dues & Subscriptions	1,573.05	4,432.80	6,005.85
7055 Telephone & Internet	3,052.20	2,602.24	5,654.44
7064 Meals and Entertainment	4,679.99	6,584.37	11,264.36
7065 Incorporation Costs	1,072.00	799.00	1,871.00
7080 Postage & Shipping	3,054.95	309.61	3,364.56
7085 Software License	12,043.57	273.49	12,317.06
7090 Legal Services	4,987.46	3,550.50	8,537.96
7100 Insurance			
7110 Insurance - Liability	215.50	664.50	880.00
Total for 7100 Insurance	**215.50**	**664.50**	**$880.00**

Profit and Loss

LUMEOVA

January 1, 2024-December 31, 2025

	2024	2025	TOTAL
7150 Travel	713.46	10,124.74	$10,838.20
7151 Travel Meals		259.12	259.12
7152 Conferences & Seminars	421.00	537.63	958.63
Total for 7150 Travel	**1,134.46**	**10,921.49**	**$12,055.95**
7200 Rent or Lease	60,361.33	59,555.71	119,917.04
7250 Repairs & Maintenance		3,266.56	3,266.56
7300 Taxes & Licenses			
7305 Property Taxes	477.18	372.59	849.77
Total for 7300 Taxes & Licenses	**477.18**	**372.59**	**$849.77**
Total for 7000 GENERAL & ADMIN EXPENSES	**299,680.08**	**266,139.46**	**$565,819.54**
8000 UNALLOWABLE			
8010 Marketing	10,997.95	40.00	11,037.95
8020 Advertising	26,864.88	73.54	26,938.42
8040 Website Expense	3,950.00		3,950.00
8050 Patent Consulting	1,678.61	61,138.13	62,816.74
8055 Business Gifts	83.32		83.32
8080 Interest Expense	4,633.35	6,040.80	10,674.15
8090 Penalties		39.00	39.00
Total for 8000 UNALLOWABLE	**48,208.11**	**67,331.47**	**$115,539.58**
Total for Expenses	**678,275.94**	**1,039,313.64**	**$1,717,589.58**
Net Operating Income	**-625,636.94**	**-50,465.14**	**-$676,102.08**
Other Income			
9000 OTHER INCOME	551.36	718.69	$1,270.05
6111 ERC Credits	47,981.52		47,981.52
9010 Interest Income	55.70	0.02	55.72
9020 Miscellaneous Income	1,623.06	3,906.26	5,529.32
9030 Loan Forgiveness	46,500.00		46,500.00
Total for 9000 OTHER INCOME	**96,711.64**	**4,624.97**	**$101,336.61**
Total for Other Income	**96,711.64**	**4,624.97**	**$101,336.61**
Other Expenses			
9100 OTHER EXPENSE			
9155 State Income Taxes	1,120.00	510.00	1,630.00
Total for 9100 OTHER EXPENSE	**1,120.00**	**510.00**	**$1,630.00**
Total for Other Expenses	**1,120.00**	**510.00**	**$1,630.00**
Net Other Income	**95,591.64**	**4,114.97**	**$99,706.61**
Net Income	**-530,045.30**	**-46,350.17**	**-$576,395.47**

Balance Sheet

LUMEOVA

As of Dec 31, 2025

	2024	2025
Assets		
Current Assets		
Bank Accounts		
1101 Wells Fargo Checking-1890	49,235.65	11,585.61
Savings	198.36	78.38
1100 Wells Fargo Checking-0892	0.00	0.00
Total for Bank Accounts	**49,434.01**	**11,663.99**
Accounts Receivable		
1200 Accounts Receivable	0.00	0.00
Total for Accounts Receivable	**0.00**	**0.00**
Other Current Assets		
1300 Undeposited Funds	0.00	0.00
1400 Prepaid Expenses	0.00	0.00
1450 Accrued Revenue	0.00	0.00
Total for Other Current Assets	**0.00**	**0.00**
Total for Current Assets	**49,434.01**	**11,663.99**
Fixed Assets		
1600 Fixed Assets		
1620 Test Equipment	78,584.78	78,584.78
1640 Computer Equipment	6,327.28	6,327.28
1675 Accumulated Depreciation	-84,912.06	-84,912.06
Total for 1600 Fixed Assets	**0.00**	**0.00**
1680 Sec 174 R&D Expenses	739,580.96	739,580.96
1690 Accumulated Amortization	-155,241.03	-155,241.03
Total for Fixed Assets	**584,339.93**	**584,339.93**
Other Assets		
1700 Security Deposit	4,322.50	4,322.50
Total for Other Assets	**4,322.50**	**4,322.50**
Total for Assets	**638,096.44**	**600,326.42**

Balance Sheet

LUMEOVA

As of Dec 31, 2025

	2024	2025
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable	37,649.78	0.00
Total for Accounts Payable	**37,649.78**	**0.00**
Credit Cards		
2100 Wells Fargo Visa	36,086.93	35,797.99
Total for Credit Cards	**36,086.93**	**35,797.99**
Other Current Liabilities		
2500 Accrued Salaries	0.00	0.00
2550 Shareholder Loan - Ali	55,000.00	80,000.00
2200 Payroll Liabilities	0.00	0.00
2210 941 Liability	0.00	0.00
2220 NC Withholding	0.00	0.00
2230 Federal Unemployment	0.00	0.00
2240 State Unemployment	0.00	0.00
Total for 2200 Payroll Liabilities	**0.00**	**0.00**
2400 Deferred Rent Liability	0.00	0.00
2450 Deferred Revenue	0.00	0.00
2505 Accrued Expenses	0.00	0.00
2560 Loan Payable-PPP	0.00	0.00
2565 Interest on PPP Loan	0.00	0.00
Total for 2560 Loan Payable-PPP	**0.00**	**0.00**
Direct Deposit Liabilities	0.00	0.00
Total for Other Current Liabilities	**55,000.00**	**80,000.00**
Total for Current Liabilities	**128,736.71**	**115,797.99**
Total for Liabilities	**128,736.71**	**115,797.99**
Equity		
3100 Common Stock Raise 1	307,240.16	328,759.03
3500 DIvidends	0.00	0.00
3000 Owner Equity	2,963.95	2,963.95
3200 Retained Earnings	729,200.92	199,155.62
Net Income	-530,045.30	-46,350.17
Total for Equity	**509,359.73**	**484,528.43**
Total for Liabilities and Equity	**638,096.44**	**600,326.42**

Statement of Cash Flows

LUMEOVA

January 1, 2024-December 31, 2025

FULL NAME	2024	2025	TOTAL
OPERATING ACTIVITIES			
Net Income	-530,045.30	-46,350.17	-576,395.47
Adjustments to reconcile Net Income to Net Cash provided by operations:			
2000 Accounts Payable	37,649.78	-37,649.78	0.00
2100 Wells Fargo Visa	30,601.81	-288.94	30,312.87
2500 Accrued Salaries		0.00	0.00
2550 Shareholder Loan - Ali	55,000.00	25,000.00	80,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**123,251.59**	**-12,938.72**	**$110,312.87**
Net cash provided by operating activities	**-406,793.71**	**-59,288.89**	**-$466,082.60**
INVESTING ACTIVITIES			
FINANCING ACTIVITIES			
3100 Common Stock Raise 1	307,240.16	21,518.87	328,759.03
3200 Retained Earnings	-3,000.00		-3,000.00
3500 DIvidends	3,000.00		3,000.00
Net cash provided by financing activities	**307,240.16**	**21,518.87**	**$328,759.03**
NET CASH INCREASE FOR PERIOD	**-99,553.55**	**-37,770.02**	**-$137,323.57**

Statement of Stockholders Equity

	Common stock			Additional Paid-in Capital	Retained earnings (Deficit)	Total Shareholder's Equity
	Shares		Amount			
Beginning Balance at 1/1/23	800,000	$	80	$ -	$ 1,027,597	$ 1,027,677
Reclassification	-		-	-	-	$ -
Stock exercised in the prior years	-		-		-	$ -
Stock options exercised this year	-		-		-	$ -
Dividends declared					(3,000)	$ (3,000)
Net income (loss)	-		-	-	(292,432)	$ (292,432)
Ending Balance at 12/31/2023	800,000	$	80	$ -	$ 732,165	$ 732,245
Adjusted for 1:20 stock split in effect at 5/16/2024	16,000,000					$ -
Issuance of common stock			-	-	-	$ -
Shares issued for cash	238,469		-	-	272,986	$ 272,986
Stock options exercised this year	420,000		-	-	34,254	$ 34,254
Dividends declared	-		-	-	-	$ -
Net income (loss)	-		-	-	(530,045)	$ (530,045)
Ending Balance at 12/31/24	16,658,469	$	80	$ -	$ 509,360	$ 509,440
Issuance of common stock	-		-	-	-	$ -
Shares issued for cash	-		-	-	21,519	$ 21,519
Stock options exercised this year	-		-	-	-	$ -
Dividends declared	-		-	-	-	$ -
Net income (loss)	-		-	-	(46,350)	$ (46,350)
Ending Balance at 12/31/25	16,658,469	$	80	$ -	$ 484,529	$ 484,609

NOTE 1 – NATURE OF OPERATIONS

Lumeova, Inc. ("LUMEOVA," "Lumeova" or the "Company") was originally incorporated as a North Carolina Limited Liability Corporation on 05/16/2014, Lumeova, LLC. Lumeova, LLC converted to a Delaware Corporation, Lumeova, Inc. on 12/6/2016. The financial statements of LUMEOVA, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Raleigh, NC.

LUMEOVA, INC is a B2B, fabless semiconductor company developing ultra-fast, wireless communication modules for the consumer electronics and telecommunication infrastructure markets. LUMEOVA, Inc products utilize the optical spectrum to deliver ultra high-speed data rates for applications such as virtual reality (VR) gear, video streaming set-top boxes, gaming consoles, mobile devices such as notebook computers, tablets and mobile phones, professional cameras, smart TVs, wireless routers, 5G/6G microcell infrastructure, and Artificial Intelligence computers and data centers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and December 31,2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from consulting services performed and future sale of products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for calendar years 2022-2024. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Wells Fargo (Corporate Credit Card)

Amount Owed: $ 35,314
Interest Rate: 7.0%

Creditor: Mohammad A. Khatibzadeh
Amount Owed: $80,000
Interest Rate: 0.0%

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 24,770,346 shares of our common stock with par value of $0.0001. As of 12/31/2025 the company currently has 16,658,469 shares of our common stock outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions since its Form C filing in 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 29, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Mohammad Ali Khatibzadeh , the Chief Executive Officer of LUMEOVA, Inc., hereby certify that the financial statements of LUMEOVA, Inc and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

LUMEOVA, Inc has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 17, 2026 (Date of Execution).

M. Ali Khatibzadeh (Signature)

Chief Executive Officer   (Title)

April 17, 2026   (Date)